EX 16.1

May 10, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 10, 2016, of Allegiant Travel Company and are in agreement with the statements contained in the first paragraph as to the date we were notified of our dismissal, and the length of our service, as the Company’s independent registered public accounting firm, and the statements in paragraphs two and three of Item 4.01 on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young, LLP
Las Vegas, Nevada